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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AngelCiti Entertainment, Inc.
                          -----------------------------
                                (Name of Issuer)

                                     Common
                          -----------------------------
                         (Title of Class of Securities)

                                   03462X 10 2
                          -----------------------------
                                 (CUSIP Number)

                               Lawrence S. Hartman
     9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024, (800) 230-2249
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2003
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Lawrence S. Hartman - Tax ID# ###-##-####

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2.   Check the Appropriate Box if a Member of a Group

     (a)
     (b) X   Reporting person disclaims membership in any group

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3.   SEC Use Only

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4.   Source of Funds (See Instructions): OO

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization:  USA

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  Number of                  7. Sole Voting Power:          75.2%
                          ------------------------------------------------------
Shares Beneficially          8. Shared Voting Power:        N/A
                          ------------------------------------------------------
Owned by Each                9. Sole Dispositive Power:     75.2%
                          ------------------------------------------------------
Reporting Person With       10. Shared Dispositive Power:   N/A

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 111,830,000
     shares

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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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

13.  Percent of Class Represented by Amount in Row (11):   75.2%

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14.  Type of Reporting Person

     IN

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ITEM 1. Security and Issuer

The Securities to which this statement relates is the Common Stock, $.001 par value, of AngelCiti Entertainment, Inc. (the "Company"), having its principal executive offices at 9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024. The Company sublicenses software to internet gaming companies.

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ITEM 2. Identity and Background

This statement is filed by Lawrence S. Hartman, a citizen of the United Stated, whose business address is 9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024. Mr. Hartman is the Chief Executive Officer, sole director and owner of 36.8% of the Common Stock in Omega Ventures, Inc. ("Omega"), which owns the 75.2% of the stock in the Company. Neither Mr. Hartman nor Omega will be involved in the direct management and/or operations of the Company, nor will Mr. Hartman serve on the board of directors of the Company, but Mr. Hartman may from time to time provide consulting services to the Company. Mr. Hartman has not been a party to any criminal, civil or administrative proceedings within the past 5 years. Mr. Hartman is a citizen of the United States of America.

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ITEM 3. Source and Amount of Funds or Other Consideration

On January 20, 2003, Omega exchanged 100% of the stock of Worldwide Management, SA, Omega's wholly owned subsidiary, for 21,000,000 shares of the Company's common stock.

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

ITEM 4. Purpose of Transaction

On January 20, 2003, Omega exchanged 100% of the shares of stock of Worldwide Management, SA, Omega's wholly owned subsidiary, for 21,000,000 shares of the Company's common stock. On May 1, 2003, Omega issued 2,361,667 shares of AngelCiti owned by Omega to 31 separate individuals and entities who performed services for or previously provided payment to Omega; and AngelCiti has issued additional shares to third parties, as disclosed in its public filings, since our last 13D filing, which together has resulted in the reduced percentage ownership of Omega in AngelCiti's common shares disclosed herein. AngelCiti effected a 6 for 1 forward split of its shares on May 7, 2003, which resulted in a larger total aggregate amount of common shares in AngelCiti owned by Omega. On May 21, 2003 Omega entered into an Agreement with AngelCiti to return 75 million common shares to the treasury of AngelCiti in exchange for 11,000 "Series A" preferred shares to be created by AngelCiti, which shares will not be convertible into common shares of AngelCiti, but shall entitle Omega to vote 5,000 common shares for each "Series A" preferred shares granted to Omega. This transaction is anticipated to occur during the week of June 30, 2003. Other than as set forth herein, Omega has no other plan or proposal which relates to or would results in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

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ITEM 5. Interest in Securities of the Issuer

The aggregate number of Common Stock beneficially owned by Omega at the date hereof is 111,830,000 shares, representing 75.2% of the 148,696.680 issued and outstanding shares of the Company. Omega has the sole power to vote and dispose of the 111,830,000 shares of the Company's common stock that it owns. Other than as stated herein, Omega has not participated in or effected any transactions in the Company's Common Stock in the past 60 days.

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ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

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ITEM 7. Material to Be Filed as Exhibits

Re-Capitalization Agreement between Omega Ventures, Inc. and AngelCiti Entertainment, Inc. dated May 21, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2003
-----------------------------------
Date

/s/ Lawrence S. Hartman
-----------------------------------
Signature